Updated Form

NOTE SUBSCRIPTION AGREEMENT

This Note Subscription Agreement, dated as of [EFFECTIVE DATE] (this "**Agreement**"), is entered into by and between Throne Labs, Inc., a Delaware corporation (the "**Company**"), and the person or entity listed on the signature page hereto (the "**Investor**").

RECITALS

A. On the terms and subject to the conditions set forth herein, the Investor is willing to purchase from the Company, and the Company is willing to sell to such Investor, a convertible promissory note in the form of **Exhibit A** hereto (a "**Note**") in the principal amount set forth opposite such Investor's name on the signature page hereto.

B. The Company may, in its sole discretion, issue and sell additional convertible promissory notes in a form substantially similar to the Note (each, also a "**Note**" and together with all other Notes, the "**Notes**") to certain other investors identified by the Company from time to time (each, also an "**Investor**" and together with all other Investors, the "**Investors**") pursuant to a note subscription agreement in a form substantially similar to this Agreement (each, also an "**Agreement**" and together with all other Agreements, the "**Agreements**"), provided the aggregate amount of Note principal issued and sold through the offering on Wefunder does not exceed $1,235,000.

C. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Note.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing, and the representations, warranties, and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

1. ***The Note***.

(a) *Issuance of Note*. Subject to all of the terms and conditions hereof, the Company agrees to issue and sell to the Investor, and the Investor agrees to purchase from the Company, a Note in the principal amount set forth opposite such Investor's name on the signature page hereto.

(b) *Delivery*. The sale and purchase of the Note shall take place at a closing (the "**Closing**") to be held on the date of this Agreement (the "**Closing Date**"). At the Closing, the Company will deliver to the Investor the Note to be purchased by such Investor, against receipt by the Company of the corresponding purchase price set forth on the signature page hereto (the "**Purchase Price**"). The Note will be registered in such Investor's name in the Company's records.

(c) *Use of Proceeds*. The proceeds of the sale and issuance of the Note shall be used for general corporate purposes.

2. ***Representations and Warranties of the Company***. The Company represents and warrants to the Investor that:

(a) *Due Incorporation, Qualification, etc*. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) has the power and authority to own, lease and operate its properties and carry on its business as now conducted; and (iii) is duly

qualified, licensed to do business and in good standing as a foreign corporation in each jurisdiction where the failure to be so qualified or licensed could reasonably be expected to have a material adverse effect on the Company.

(b) *Authority*. The execution, delivery and performance by the Company of each Transaction Document to be executed by the Company and the consummation of the transactions contemplated thereby (i) are within the power of the Company and (ii) have been duly authorized by all necessary actions on the part of the Company.

(c) *Enforceability*. Each Transaction Document executed, or to be executed, by the Company has been, or will be, duly executed and delivered by the Company and constitutes, or will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

3. ***Representations and Warranties of the Investor***. The Investor represents and warrants to the Company upon the acquisition of a Note as follows:

(a) *Binding Obligation*. The Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of such Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) *Securities Law Compliance*. The Investor has been advised that the Note and the underlying securities have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Such Investor is aware that the Company is under no obligation to effect any such registration with respect to the Note or the underlying securities or to file for or comply with any exemption from registration. Such Investor has not been formed solely for the purpose of making this investment and is purchasing the Note to be acquired by such Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Such Investor has such knowledge and experience in financial and business matters that such Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing such Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time. The residency of the Investor (or, in the case of a partnership or corporation, such entity's principal place of business) is correctly set forth beneath such Investor's name on the signature page hereto.

(c) *Access to Information*. The Investor acknowledges that the Company has given such Investor access to the corporate records and accounts of the Company and to all information in its possession relating to the Company, has made its officers and representatives available for interview by such Investor, and has furnished such Investor with all documents and other information required for such Investor to make an informed decision with respect to the purchase of the Note.

4. ***Miscellaneous***.

(a) *Waivers and Amendments*. Any provision of this Agreement and the Note may be amended, waived or modified only upon the written consent of the Company and the Investors representing a majority of all principal then owing pursuant to outstanding Notes issued pursuant to the Agreements (a "**Majority in Interest of Investors**"). Any amendment or waiver effected in accordance with this paragraph shall be binding upon all of the Investors with respect to their Notes.

(b) *Governing Law*. This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware or of any other state.

(c) *Survival.* The representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Agreement.

(d) *Successors and Assigns*. The rights and obligations of the Company and the Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

(e) *Entire Agreement*. This Agreement together with the Note constitute and contain the entire agreement between the Company and Investor and supersedes any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

(f) *Notices*. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall in writing and faxed, mailed or delivered to each party as follows: (i) if to the Investor, at such Investor's address or facsimile number set forth on the signature page hereto, or at such other address as such Investor shall have furnished the Company in writing, or (ii) if to the Company, Attn: Chief Executive Officer, 3415 Windom Rd., Brentwood, MD or at such other address as the Company shall have furnished to the Investor in writing. All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) four days after being deposited in the U.S. mail, first class with postage prepaid.

(g) *Counterparts*. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages will be deemed binding originals.

(Signature Page Follows)

Note Amount:
$[AMOUNT]

Investor Signature
(Signature)

[INVESTOR NAME]
(Print Name)

(Name as it should appear on the Note, if different than above)

[ADDRESS]
(Address)

(Address, cont.)

[EMAIL]
(Email)

The foregoing Agreement is hereby confirmed and accepted by the Company as of [EFFECTIVE DATE].

Throne Labs, Inc.

By: *Founder Signature*

Name: Fletcher Wilson

Title: Chief Executive Officer and President

Updated Form

Exhibit A

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THRONE LABS, INC.

CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] [EFFECTIVE DATE]

FOR VALUE RECEIVED, Throne Labs, Inc., a Delaware corporation (the "**Company**") promises to pay to [ENTITY NAME] ("**Investor**"), or its registered assigns, in lawful money of the United States of America the principal sum of $[AMOUNT], or such lesser amount as shall equal the outstanding principal amount hereof, together with simple interest from the date of this Convertible Promissory Note (this "**Note**") on the unpaid principal balance at an annual rate equal to 8.0%, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable when, upon the earlier to occur of (i) demand made after the thirty-six (36) month anniversary of the first issuance of a Note, by Investors holding a majority of the aggregate outstanding principal amount of the Notes, or (ii) the continued occurrence of an Event of Default, and such amounts are declared due and payable by Investors holding a majority of the aggregate outstanding principal amount of the Notes, or made automatically due and payable, in each case, in accordance with the terms hereof (the "**Maturity Date**"). Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreements.

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

5. ***Payments***.

(a) *Interest.* Accrued interest on this Note shall be due and payable at maturity.

(b) *Voluntary Prepayment*. This Note may not be prepaid without the prior written consent of a Majority in Interest of Investors.

6. ***Events of Default***. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note and the Agreements:

(a) *Failure to Pay*. The Company shall fail to pay (i) when due any principal payment on the due date hereunder or (ii) any interest payment or other payment required under the terms of this Note or any other Transaction Document on the date due and such payment shall not have been made within twenty (20) business days of the Company's receipt of written notice to the Company of such failure to pay; or

(b) *Voluntary Bankruptcy or Insolvency Proceedings.* The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing; or

(c) *Involuntary Bankruptcy or Insolvency Proceedings.* Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or any of its Subsidiaries, if any, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 45 days of commencement.

7. ***Rights of Investor upon Default***. Upon the occurrence of any Event of Default described in **Section 2(a)** and at any time thereafter during the continuance of such Event of Default, Investor may, with the written consent of a Majority in Interest of Investors, by written notice to the Company, declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. Upon the occurrence of any Event of Default described in **Sections 2(b)** and **2(c)**, immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence and during the continuance of any Event of Default, Investor may, with the written consent of a Majority in Interest of Investors, exercise any other right power or remedy granted to it by the Transaction Documents or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

8. ***Conversion***.

(a) *Automatic Conversion upon a Qualified Financing.* If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note (the "**Outstanding Amount**") shall automatically convert into a total number of shares of Preferred Stock sold in the Qualified Financing equal to (i) the Outstanding Amount of such Note divided by (ii) the Conversion Price.

(b) *Change of Control*. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Investor in cash in an amount equal to (i) the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 50% of the outstanding principal amount of this

Note; provided, however, that upon the written election of the Investor made not less than five days prior to the Change of Control, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into shares of the Company's Common Stock at a conversion price equal to the quotient resulting from dividing $16,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Change of Control (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Investor notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

(c) *Conversion Procedure.*

(i) General. If this Note is to be converted pursuant to **Sections 4(a)** above, written notice shall be delivered to Investor at the address last shown on the records of the Company for Investor or given by Investor to the Company for the purpose of notice, notifying Investor of the conversion to be effected, specifying the Conversion Price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon such Investor to surrender to the Company, in the manner and at the place designated, the Note. Upon such conversion of this Note, Investor hereby agrees to execute and deliver to the Company all transaction documents requested by the Company, including with respect to conversion in connection with a Qualified Financing, those entered into by other purchasers participating in the Qualified Financing. Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) on the date of conversion, for cancellation; *provided, however*, that upon the date of conversion, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. The Company shall, as soon as practicable thereafter, issue and deliver to such Investor a certificate or certificates for the number of shares to which Investor shall be entitled upon such conversion. Any conversion of this Note pursuant to **Sections 4(a)** shall be deemed to have been made immediately prior to the date of conversion, and on and after such date the Persons entitled to receive the shares issuable upon such conversion shall be treated for all purposes as the record holder of such shares.

(ii) Fractional Shares; Effect of Conversion. No fractional shares shall be issued upon conversion of this Note. Upon conversion of this Note, Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

9. ***Definitions***. As used in this Note, the following capitalized terms have the following meanings:

"**Conversion Price**" shall mean a price per share equal to the lesser of (i) 80% of the price per share paid by purchasers of capital stock of the Company pursuant to a Qualified Financing, or (ii)) an amount obtained by dividing (x) $16,000,000 by (y) the Fully Diluted Capitalization of the Company.

"**Event of Default**" has the meaning given in **Section 2** hereof.

"**Fully Diluted Capitalization**" shall mean, as of immediately prior to automatic conversion of this Note, the sum of (i) the outstanding shares of common stock of the Company; (ii) the shares of common stock of the Company directly or indirectly issuable upon conversion or exchange of all outstanding securities directly or indirectly convertible into or exchangeable for common stock of the Company and the exercise of all outstanding options and warrants; and (iii) the shares of common stock of the Company reserved, but neither issued nor the subject of outstanding awards, under any equity incentive or similar plan of the Company; provided that Fully Diluted Capitalization shall not include (i) the Notes and the securities directly or indirectly issuable upon conversion or exchange of the Notes, (ii) other outstanding convertible promissory notes and any related warrants and the securities directly or indirectly issuable upon conversion or exchange of such other outstanding convertible promissory notes and the exercise of any such related warrants, as applicable, or (iii) in any automatic conversion, any securities issued in a Qualified Financing, any shares of common stock of the Company directly or indirectly issuable upon conversion, exchange or exercise of such securities and any increase in the number of shares reserved for issuance under the Company's equity incentive or similar plans or arrangements in connection with a Qualified Financing.

"**Investor**" shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

"**Lien**" shall mean, with respect to any property, any security interest, mortgage, pledge, lien, claim, charge or other encumbrance.

"**Obligations**" shall mean and include all loans, advances, debts, liabilities and obligations, howsoever arising, owed by the Company to Investor of every kind and description, now existing or hereafter arising under or pursuant to the terms of this Note and the other Transaction Documents, including, all interest, fees, charges, expenses, attorneys' fees and costs and accountants' fees and costs chargeable to and payable by the Company hereunder and thereunder, in each case, whether direct or indirect, absolute or contingent, due or to become due, and whether or not arising after the commencement of a proceeding under Title 11 of the United States Code (11 U. S. C. Section 101 *et seq.*), as amended from time to time (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

"**Person**" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

"**Qualified Financing**" is a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock for aggregate gross proceeds of at least $2,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock, or otherwise cancelled in consideration for the issuance of such Preferred Stock) with the principal purpose of raising capital.

"**Securities Act**" shall mean the Securities Act of 1933, as amended.

"**Majority in Interest of Investors**" shall mean Investors holding a majority of the aggregate outstanding principal amount of the Notes.

"**Agreements**" shall mean the Note Subscription Agreements (as amended, modified or supplemented from time to time), pursuant to which this Note and the other Notes were issued, by and between the Company and each Investor.

"**Transaction Documents**" shall mean this Note, each of the other Notes and the Agreements.

10. ***Miscellaneous***.

(a) *Successors and Assigns; Transfer of this Note or Securities Issuable on Conversion Hereof.*

(i) Subject to the restrictions on transfer described in this **Section 6(a)**, the rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

(ii) With respect to any offer, sale or other disposition of this Note or securities into which such Note may be converted, Investor will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under any federal or state law then in effect). Upon receiving such written notice and reasonably satisfactory opinion, if so requested, or other evidence, the Company, as promptly as practicable, shall notify Investor that Investor may sell or otherwise dispose of this Note or such securities, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this **Section 6(a)** that the opinion of counsel for Investor, or other evidence, is not reasonably satisfactory to the Company, the Company shall so notify Investor promptly after such determination has been made. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions. Subject to the foregoing, transfers of this Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company as provided in the Agreements. Prior to presentation of this Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue and the Company shall not be affected by notice to the contrary.

(b) *Waiver and Amendment.* Any provision of this Note may be amended, waived or modified upon the written consent of the Company and a Majority in Interest of Investors. Any amendment or

waiver effected in accordance with this paragraph shall be binding upon all of the Investors with respect to their Notes.

(c) *Notices.* All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and faxed, mailed or delivered to each party at the respective addresses of the parties as set forth in the Agreements, or at such other address or facsimile number as the Company shall have furnished to Investor in writing. All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) four days after being deposited in the U.S. mail, first class with postage prepaid.

(d) *Pari Passu Notes.* Investor acknowledges and agrees that the payment of all or any portion of the outstanding principal amount of this Note and all interest hereon shall be pari passu in right of payment and in all other respects to the other Notes. In the event Investor receives payments in excess of its pro rata share of the Company's payments to the Investors of all of the Notes, then Investor shall hold in trust all such excess payments for the benefit of the holders of the other Notes and shall pay such amounts held in trust to such other holders upon demand by such holders.

(e) *Payment.* Unless converted into the Company's equity securities pursuant to the terms hereof, payment shall be made in lawful tender of the United States.

(f) *Governing Law.* This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions of the State of Delaware, or of any other state.

(g) *Waiver of Jury Trial; Judicial Reference.* By acceptance of this Note, Investor hereby agrees and the Company hereby agrees to waive their respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any of the Transaction Documents.

(*Signature Page Follows*)

The Company has caused this Note to be issued as of the date first written above.

COMPANY:

THRONE LABS, INC.
a Delaware corporation

By: *Founder Signature*

Name: Fletcher Wilson

Title: Chief Executive Officer and President